

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 3, 2010

Mr. John R. Rice III
Director and President
Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, NY 10019

> **Re:** **Amincor, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed October 4, 2010**
> **Forms 8-K filed on October 19, 2010**
> **File No. 0-49669**

Dear Mr. Rice:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing(s), by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing(s) and the information you provide in response to these comments, we may have additional comments.

General

1. Some of these comments will require changes to the Form 10, while other comments will require new and enhanced disclosure in your periodic Exchange Act reports. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amended Form 10 or new Exchange Act report we will find your responsive changes. Disclosure in the Form 10 should be accurate and current as of the date that the registration statement became effective by operation of law.

2. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Where a numbered comment includes more than one point, ensure that you fully respond to each point. Further, please

provide updated disclosure as appropriate. This will minimize the need for us to repeat similar comments.

3.   We note that in response to our prior comments you amended your filing to provide some of the information requested, but have not provided a meaningful written response along with your filing. In addition to filing amendments to the Form 10, you should submit clear narrative responses to each comment, identifying the specific revisions you are making and providing all analyses and explanations requested; it should be clear how you are satisfying each comment.

4.   Please refer to General Instructions C(b) and C(c) to Form 10. In that regard, you provide disclosure which appears to have been incomplete or outdated as of October 4, 2010. Ensure that your disclosure is complete, updated, and consistent. For example, at page 4, you indicate that the Target Companies, as defined, "will comprise" your operating subsidiaries, but several paragraphs later you make clear that letters of intent to acquire two of the defined "Target Companies" already have been terminated. You also refer at page 3 under "Explanatory Note" and elsewhere to your reporting obligations being triggered at some future date, even though the registration statement became effective by operation of law sixty days after it was initially filed.

5.   Please be advised that your reporting obligations require you to file interim financial information for the quarter ended September 30, 2010 on Form 10-Q no later than November 17, 2010, forty-five days after the effective date of your registration statement.

6.   The discussion throughout your amended filing mentions multiple entities that are related to you through shared ownership. To clarify for the reader the affiliations amongst the various related entities, discuss in necessary detail the "restructuring" that led to the filing of this Form 10. In addition to the enhanced discussion of the background of the transactions and parties involved, also provide diagrams to show relative ownership and the various affiliations of the parties involved, both before and after the restructuring.

7.   For example, include a chart showing the relationships among the registrant and all the Capstone "group of companies" to which you refer at pages 15 and 16. Please clarify which entities comprise the Capstone "group of companies." Be sure to discuss and present diagrams showing the relationships among the following entities: Tulare Frozen Foods LLC; Tulare Holdings, Inc.; Capstone Cayman Special Purpose Fund LP and Capstone Special Purpose Fund LP, which pages F-12 and F-22 suggest are the 75% and 25% owners of Tulare Holdings; Capital Group I, LLC and Capstone Business Credit, LLC, the financing platforms for the Capstone Funds; Capstone Capital Management, Inc.; and the material limited partner investors in the Funds.

8.   Also provide diagrams and text to present clearly the restructuring transaction whereby (1) the financing platforms foreclosed on the defaulting business, (2) assets were transferred to the public shell company Amincor, and (3) Capstone converted the LP

investors interest into non-voting Class B common and preferred shares in the public shell, as payment-in-kind for the money owed to such investors for their interest in the Funds.

9.   Discuss how and when these various steps took place, and clarify whether all limited partners have accepted the offered consideration. Quantify how the amount and type of consideration were determined in each case. In the diagram(s), specify each entity's full name, as well as the abbreviated name, if any, that you use throughout the registration statement, and the person or persons who control such company.

10.   If there was any shared control or other affiliation between Amincor or Joning or affiliates and any of the "Target Companies" prior to the January 28, 2010, letters of intent, disclose all such issues in necessary detail.

11.   Disclose in necessary detail any ongoing relationships among Amincor, Tulare, and any of the Capstone group of companies or affiliated entities. If any individuals receive compensation from more than one entity or hold positions with more than one entity, discuss the particulars.

12.   Throughout your filing you use generic labels, such as "related entity," or "related lender," or the "stockholder," or "parent." Please revise your document throughout to eliminate such generic terms and replace with the specific named parties. For example, refer to pages 12 ("Factor," undefined term); F-12 ("Certain officers, directors and shareholders"); F-22 ("Certain officers, directors, and shareholders"); F-33 ("related party"); and F-36 ("related party").

13.   It has come to our attention that a "winding up petition" has been filed in the Grand Court of the Cayman Islands, which has been identified as Cause No. 165 of 2010. Insofar as the petition appears to have been filed in June of this year, and appears to involve (1) several Capstone entities, (2) your officers, and (3) the issuance of shares of Amincor by Amincor, explain why there is no discussion of the petition or the allegations at appropriate places in the registration statement, including in the Legal Proceedings discussion at page 19. We may have additional comments.

14.   Explain how and by whom the Amincor shares were valued for the purpose of any exchanges or acquisitions, including any "restructuring."

15.   With a view toward disclosure, explain to us in further detail why the various issuances of shares you describe in connection with the restructuring and any acquisitions did not require the filing of a registration statement or registration statements pursuant to the Securities Act of 1933.

16.   If you do not believe that any of the transactions constituted or will constitute a "roll-up transaction" for purposes of the federal securities laws, please explain the reason(s) for

your position in necessary detail. Item 901(c)(1) of Regulation S-K provides in part that a roll-up transaction "means a transaction involving the combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any of such partnerships will receive new securities, or securities in another entity."

17.   For any transaction since January 1, 2009, in which Amincor or Joning shares have been issued or exchanged or will be issued or exchanged for partnership interests in a combination or reorganization or restructuring, please describe in necessary detail the following items, and provide us with the applicable partnership agreements for each such partnership:

- How and when the partners were notified of the proposed exchange or issuance;
- Whether limited partners were afforded the opportunity to vote on or otherwise approve or disapprove of the proposed transaction, and if so, describe the particulars;
- The final vote tally or outcome of the solicitation, in both raw numbers and percentages;
- Whether the issuer (Amincor or Joning) was specifically identified in the original limited partnership at the time of its formation; and
- Whether the issuance or exchange was consistent with the pertinent provisions of the partnership agreement, citing for us the precise provisions involved.

18.   In your response to prior comment 2 from our letter dated September 3, 2010, you disclose that Messrs. Rice and Ingrassia acquired control of Amincor (formerly Joning Corporation) from former shareholders John O. Jones Jr. and Robert Wilkins in September 2005. Please disclose what consideration was paid for such shares.

19.   Clearly disclose the extent of your prior filing delinquency, including your failure to file periodic reports after you filed a report on Form 10-QSB on October 24, 2004.

Business, page 4

20.   You disclose that on August 3, 2010, Tulare Holdings, Inc. completed a share exchange with Amincor. The revised notes to Amincor's consolidated financial statements disclose on pages F-12 and F-22 that Tulare Holdings, Inc. was incorporated on December 29, 2008 and owned 75% and 25% by two related entities. Please disclose when and how these two related entities came to control Tulare Holdings and its subsidiary Tulare Frozen Foods, LLC. Also clarify whether these two related entities are Capstone Cayman Special Purpose Fund LP and Capstone Special Purpose Fund LP.

21.   It appears that Tulare Holdings was not owned by James E. Fikkert prior to the sale to Amincor. However, as disclosed on page F-22, on January 5, 2010, Mr. Fikkert purchased ten shares of Tulare Holding's common stock, and then prior to the acquisition and in conjunction with the exchange, the Holdings' shares owned by the two related

Capstone entities were retired. However, you disclose on page F-22 that that the share exchange with Tulare Holdings was treated as an exchange of shares between entities under common control. Accordingly, please explain when and the reasons why the Tulare Holdings shares owned by the Capstone Funds were retired prior to the acquisition and in conjunction with the exchange, and clarify if at the time of the share exchange, Tulare and Amincor were entities under common control.

22.   Insofar as it appears to potentially impact the company, ensure that you discuss in appropriate detail the nature and status of any pending litigation or labor relations issues involving you or the Capstone entities, particularly with regard to any of the companies acquired or to be acquired via foreclosure by Capital Group I, LLC and Capstone Business Credit, LLC, the financing platforms for the Capstone Funds. Tulare, for example, appears to have been in default under financing agreements. In this regard, we note a lawsuit by the management of Imperia Bros., another operating company you acquired, against Capstone Business Credit, LLC, as disclosed in Note 12 to Masonry Supply consolidated financial statements as filed in a Form 8-K on October 19, 2010.

Management's Discussion and Analysis, page 11

23.   We see that you have expanded your disclosures to include a more detailed discussion of the changes in your cost of sales in response to prior comment 6 from our letter dated September 3, 2010. However, you have not substantively altered your disclosures to discuss the change in revenues related to your product sales. Please provide expanded disclosure in your next amendment to comply with Item 303(a)(3) of Regulation S-K, Instructions 3 and 4 to paragraph 303(a) of Regulation S-K, and FRC §§501.12.b.3 and 12.b.4.

Amount Due from Factor and Inventory, page 12

24.   In response to prior comment 7 from our letter dated September 3, 2010, you disclose that "the Lender" assigned all the rights, title, and interest in the Discount Factoring Agreement to Amincor, who then terminated the DFA on December 31, 2009. Since January 1, 2010, you further disclose that Tulare's operations have been financed by allocations of capital from Amincor. Further explain in that regard the related disclosure on page 13 under "existing credit facilities" and also in Note 3 to the June 30, 2010 financial statements of Tulare Holdings on page F-45, which indicates that a purchase order financing agreement is in place. If true, state explicitly that Amincor is the "related party" referenced. Also explain the disclosure that Tulare is in default under the agreement with the related party lender and that a waiver has been obtained from such lender.

Security Ownership of Certain Beneficial Owners and Management, page 14

25.   We note that you revised this table to disclose that the column reporting "percentage of total outstanding shares owned" assumes the conversion of all preferred shares into Class B common shares at ten shares of common stock for each preferred share. However, the Class B common shares are non-voting. Please revise the table or provide additional tables to clearly delineate all the disclosure Item 403 of Regulation S-K requires, including the percentage of total <u>voting</u> <u>shares</u> owned by each beneficial owner. See also Instructions to Item 403.

Directors and Executive Officers, page 15

26.   We note your revised disclosure in response to prior comments 10 and 11 from our letter dated September 3, 2010. Disclose precisely when each officer first occupied the listed office(s). Make clear in Mr. Rice's sketch whether the last sentence refers to business activities in the past five years, and if so, specify the dates and any positions held.

27.   Also, please provide the ages and other detailed five year information Item 401(c) of Regulation S-K requires for both the President and the CFO of Tulare Holdings.

Certain Relationships and Related Transactions, Directors Independence, page 18

Relationships and Transactions, page 18

28.   Please further revise to identify the person who serves as the "controller" for Amincor.

Recent Sales of Unregistered Securities, page 19

29.   We note your disclosure provided in response to prior comment 15 from our letter dated September 3, 2010. Disclose the aggregate amount of consideration received, and the value of the "payment-in-kind," for the Class B common and preferred shares, as well as for the Class A common shares issued to the shareholder of Tulare Holdings. Also identify that shareholder.

30.   You now disclose that on August 18, 2010, you issued 413,249 shares to eight shareholders whose shares had inadvertently been cancelled when the shares acquired from them by Messrs. Rice and Ingrassia were transferred to Messrs. Rice and Ingrassia. Please further explain this situation, including how the "inadvertent" cancellation took place, and also disclose the type of shares issued.

31.   Please also disclose in this section when, from whom, and for what consideration Messrs. Rice, Ingrassia, and Olson acquired the Class A common shares they now own.

Exhibits

32.   We note your response to prior comment 16 from our letter dated September 3, 2010. However, to the extent that the letters involve agreements between affiliated parties or are otherwise material, please file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K. For the same reason, please file as exhibits the factoring and financing agreements referenced, respectively, at pages F-33 and F-36.

Financial Statements for the Year Ended December 31, 2009 and 2008 – Amincor, Inc.

Note 6 – Subsequent Events, page F-10

33.   We have read the amended disclosure you added in response to prior comment 17 from our letter dated September 3, 2010 and see that while you have listed some of the conditions required to execute a "Definitive Agreement" you have not identified the other pertinent terms and conditions of the letters of intent, such as the expected purchase price, form and amount of consideration to be exchanged, and the expected timeframes to complete the transactions. Please provide this disclosure for the letters of intent of each of the prospective acquisitions, based on the information that you had at October 3, 2010, the date your registration statement became effective.

34.   We see that you filed multiple Form 8-Ks on October 19, 2010 for the subsequent acquisitions of Baker's Pride, Inc., Epic Sports International, Inc., Imperia Masonry Supply Corp., and Tyree Holdings Corp. Please address the following points:

   •   Tell us how you intend to account for these acquisitions in your financial statements for the year ended December 31, 2010, and explain how the accounting you intend to apply to each transaction complies with the guidance in FASB ASC Topic 805.

   •   Submit the draft disclosures you intend to include in your next interim filing for each these acquisitions following the guidance in FASB ASC Topic 805.

35.   We have read the revisions you made in response to prior comment 18 from our letter dated September 3, 2010 and understand that you have characterized your issuance of Class B non-voting common stock and preferred shares as a transaction between entities under common control. Please address the following points:

   •   You state that "two related entities" held interests in promissory notes that were in default. Please disclose the names of the two related entities and describe their related party relationship with Amincor.

   •   You state that "in exchange for the debt, the Company issued shares to the equity holders of the related entities." Please expand your disclosures to clearly indicate

> whether the debt was owned by the two related entities or the equity holders of
> the related entities.

- Provide a copy of the signed agreement between the equity holders of the two
  related entities and Amincor which outlines the terms of the exchange of the
  promissory notes for Amincor shares.

36. We note that you added disclosures in response to prior comment 19 from our letter dated
September 3, 2010, stating that 7,056,856 shares of your Class A common stock were
retired to reduce certain shareholders' proportionate ownership interests "…in order to be
fair and equitable to all of the other investors in the company." Please address the
following points:

- Please identify these "certain shareholders", quantify the number of shares that
  were retired for each of these shareholders, and describe their relationship to the
  Company.

- Expand your disclosures to describe the events or circumstances that caused
  shareholders interests in the company to become disproportionate, and prompting
  your retirement of the shares.

- Expand your disclosures to clarify whether these shareholders consented to the
  retirement of their shares.

37. We note that you amended disclosures in response to prior comment 20 from our letter
dated September 3, 2010 and see that you have provided further discussion regarding the
acquisition of Tulare Holdings, Inc. ("Holdings"). Please address the following points:

- You indicate that Holdings was owned by two related entities under common
  control prior to the acquisition. Please expand your disclosures to identify these
  two parties, and describe their relationship with Amincor, Inc. both before and
  after the acquisition.

- You state that Holdings' shares owned by the two related entities were retired
  "prior to the acquisition and in conjunction with the exchange of their interest in
  [Holdings'] debt." Please explain why the shares held by these two entities were
  retired prior to the acquisition, disclose the consideration that each entity received
  and the exact date that the two related entities' equity interests were retired.

- You state that "…the shareholders of the related entities that owned Tulare's
  defaulted debt exchanged their interest in the debt for shares of the Company" on
  December 31, 2009.   However, on page F-12 under the subheading "Equity
  transactions" you indicate that these shares were issued on March 2, 2010. Please
  explain or correct these inconsistencies in your disclosures.

- Please disclose the consideration that was paid by the President of Holdings for the 10 shares of Holdings common stock that were purchased on January 5, 2010.

- We expect that you will need to include pro forma financial statements for this acquisition to comply with Rule 8-05 of Regulation S-X.

38.   We understand from your disclosures that you will not account for the acquisition of Tulare Holdings as a business combination because you characterize the exchange of shares between Amincor and Tulare Holdings as one between entities under common control. We note that the Share Exchange Agreement that you filed as an exhibit to your Form 10 indentifies James Fikkert as the sole shareholder of Tulare Holdings, Inc. Please describe the relationship between Mr. Fikkert and Amincor, Inc. prior to the acquisition that supports your conclusion that this was a transaction between entities under common control.

39.   We note the amended disclosures you provided in response to prior comment 21 from our letter dated September 3, 2010, regarding the conversion of the related party loan into additional equity of Tulare Holdings, Inc. in December 2009. Please address the following points:

- You state that "…there was no conveyance of equity instruments upon the debt conversion." Tell us how this statement is consistent with your characterization of this transaction as a "conversion to equity" and if your intent was to characterize this transaction as a capital contribution, identify the equity holders who maintained the rights held under the loan when the debt was forgiven and explain how those rights are held afterwards.

- Please furnish an executed copy of the agreement between Tulare Holdings and the related party lender which outlines the terms of conversion and legal release of the liability.

Form 8-K filed October 19, 2010

Acquisition of Masonry Supply Holding Corp.

Item 2.01 - Completion of Acquisition or Disposition of Assets

40.   Your disclosures under this heading indicate that you purchased all of the issued and outstanding shares of Masonry Supply Holding Corp. However, the financial statements you provided under Item 9.01 are those of its subsidiary, Imperia Masonry Supply Corp. Please provide the audited financial statements required by Rule 8-04 of Regulation S-X for the business you acquired.

Financial Statements

Report of Independent Certified Public Accountants, page 1

41.   Please address the following points concerning the audit report filed for the Imperia
        Masonry Supply Corp. financial statements:

- Your auditors do not reference the balance sheet of Imperia Bros. Inc and
  Subsidiary as of December 31, 2008 in the scope paragraph of their report. Please
  obtain and file an audit report which reflects the proper balance sheet date that has
  been audited by your auditors.

- We note that your auditors do not make reference to the conduct of their audit in
  accordance with the standards of the PCAOB. We expect you will need to obtain
  and file an audit report with reference to these standards.

Note 3 – Acquisition, page 11

42.   We note your disclosures indicating that in 2009, Imperia Bros. defaulted on its loan
        agreements with certain parties related to Imperia Masonry Supply Corp, who in turn
        exercised their rights as secured lenders and foreclosed on all of the assets of Imperia
        Bros on December 31, 2009. We see that the rights to these assets were assigned by the
        related party lender to Imperia Masonry Supply Corp. Please address the following
        points:

- Please disclose the names of the related party lender and describe the relationship
  between the lender and Imperia Masonry Supply Corp.

- Please quantify the amounts owed by Imperia Bros under these defaulted loans
  immediately prior to the foreclosure.

43.   We see that Imperia Masonry Supply Corp has accounted for the acquisition of the assets
        and liabilities of Imperia Bros as a business combination with a purchase price of $2.76
        million. Please tell us how you determined the purchase price and how you applied
        FASB ASC paragraph 805-10-55-20 through 21 in determining whether any gain or loss
        should be recognized as a result of the settlement of the preexisting relationship between
        the lender and Imperia Bros.

Form 8-K filed October 19, 2010

Acquisition of Baker's Pride, Inc.

Financial Statements

General

44.   Please tell us why you have not included predecessor financial information for the period from January 1, 2008 to August 28, 2008 in presenting the financial statements required by Rule 8-02 of Regulation S-X.

Note 3 – Acquisition

45.   We note your disclosures indicating that The Baking Company of Burlington, LLC ("TBC") defaulted on its loan agreements with a related party lender of Baker's Pride, Inc., and that these secured lenders foreclosed on all of the assets of TBC in 2008. We understand that rights to these assets were assigned by the related party lender to Baker's Pride. Please address the following points:

- Disclose the names of the related party lender and describe the relationship between the lender and Baker's Pride.

- Quantify the amounts owed by TPC under these defaulted loans prior to the foreclosure.

46.   We see that Baker's Pride has accounted for the acquisition of the assets and liabilities of TPC as a business combination and determined the purchase price to be $15.3 million. Please tell us how you determined the purchase price and how you applied FASB ASC paragraph 805-10-55-20 through 21 in determining whether any gain or loss should be recognized as a result of the settlement of the preexisting relationship between the lender and Baker's Pride.

Form 8-K filed October 19, 2010

Acquisition of Epic Sports International, Inc.

Financial Statements

Note 1 – Organization and Nature of Business

47.   We note your disclosures describing the formation of the company, stating "Klip America, Inc. was incorporated on August 12, 2002, in the state of Nevada, pursuant to an agreement dated September 18, 2008 with Capstone Capital Group I, LLC." Please

> explain how the September 18, 2008 agreement with Capstone Capital Group I LLC contributed to the incorporation of Klip America, Inc. on August 12, 2002.

Note 3 – Business Combinations

48.   We note your disclosures related to the acquisition of Klip America by Universal Apparel Holdings, Inc. ("UAH") on September 18, 2008 and understand that this transaction was accounted for as a business combination. Please address the following points:

- Disclose the consideration paid by UAH in completing this transaction

- Tell us how the cost of the acquired entity was determined in compliance with paragraphs 20 through 23 of SFAS 141.

- Disclose the methods used in determining the estimated fair value of the assets acquired and liabilities assumed.

Note 9 – Loan Payable

49.   We note your disclosures indicating that you converted all of your related party debt into equity of the company. However, your Statement of Stockholders' Equity indicates that you did not issue any shares associated with this "conversion." Please identify the related party lenders and quantify their equity ownership in the company prior to the "conversion."

Form 8-K filed October 19, 2010

Acquisition of Tyree Holdings Corp.

Financial Statements

Note 3 - Acquisition

50.   We note your disclosures stating that "…the owners of the Company contributed approximately $49,600,000 in exchange for assets and certain assumed liabilities have a net fair value of $12,648,786." We also note your disclosures stating that "…the net fair value of the assets and liabilities was not determined based on the $49,600,000 purchase price but is instead based on an independent valuation of the business as a whole." Please address the following points:

- As you regard this transaction as a business purchase, explain how your conclusion that the $49.6 million purchase price does not represent the cost of the acquired entity complies with paragraph 20 of SFAS 141.

- Identify the owners who "contributed" the $49.6 million of cash.

- Tell us where the $49.6 million contribution is reflected in your Statement of Cash Flow for the year ended December 31, 2008.

- Disclose the methods used to in determining the estimated $12.6 million fair value of the assets acquired and liabilities assumed.

Note 7 – Revolving Loan Agreement and Subordinated Debt – Related Parties

51.   We note your disclosures indicating that you converted all of your related party senior subordinated notes and related unpaid accrued interest into equity of the company on December 31, 2008. However, your Statement of Stockholders' Equity indicates that you did not issue any shares associated with this "conversion." Please identify the related party lenders and quantify their equity ownership in the company prior to the "conversion."

Note 9 – Stockholders' Equity

52.   We note your disclosures indicating that the company issued 8,080 and 4,040 shares of cumulative convertible preferred stock Series A and B upon the acquisition date of January 17, 2008. Please expand your disclosures to identify the parties that received the shares, and describe the terms of the conversion features and voting rights associated with the preferred stock.

53.   We note your disclosures indicating that on October 31, 2008, all of your Series B Convertible Preferred Stock was converted into 850 shares of Series A Preferred Convertible Stock, and that 8,502 shares of common stock were surrendered and cancelled pursuant to a Stockholders' Agreement dated January 17, 2008. Please address the following points:

- Tell us whether the Series B preferred stock was converted based on the original terms of the instrument or describe the modifications made to the conversion terms as part of the Stockholders' Agreement.

- Expand your disclosures to describe the reasons for the cancellation of common stock and the amount of any consideration conveyed to the common shareholders in surrendering their shares.

Note 13 – Employee Benefits, page 22

54.   We note your disclosures indicating that the company participates in several multi-employer pension plans. Please disclose whether these pension plans are defined benefit plans, identify the amounts you have included as liabilities for the funded status of your

pension obligations under these plans, and include the disclosures required by FASB ASC Topic 715.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3745.

Sincerely,

H. Roger Schwall
Assistant Director